Exhibit 99.1

News Release

PartnerRe Ltd. Declares Dividend on Preferred Shares

PEMBROKE, Bermuda, February 15, 2024 – PartnerRe Ltd. (“the Company”) announced that its Board of Directors has declared a dividend for the period December 15, 2023 – March 14, 2024 of $0.3046875 per share on the Company’s 4.875% Fixed Rate Non-Cumulative Redeemable Preferred Shares, Series J. The dividend is payable on March 15, 2024 to shareholders of record on February 29, 2024.

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PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2022, total revenues were $5.7 billion. At June 30, 2023, total assets were $30.2 billion, total capital was $9.0 billion and total shareholders’ equity was $7.1 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.

Contacts: PartnerRe Ltd. (441) 292-0888
Investor Contact: Stephen Boylan
Media Contact: Elizabeth Deacon

partnerre.com

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Phone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com